MIDLAND CAPITAL HOLDINGS CORPORATION
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2005	2004	2005	2004
Net Income	$253,392	$233,616	$527,241	$473,281

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Basic earnings per share	$0.68	$0.63	$1.42	$1.27

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Common stock equivalents due to dilutive effect of stock options	—	—	—	—

Weighted average common shares and equivalents outstanding for diluted computation	372,600	372,600	372,600	372,600

Diluted earnings per share	$0.68	$0.63	$1.42	$1.27